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Exhibit (a)(5)

Navistar International Corporation
4201 Winfield Road, P.O. Box 1488, Warrenville, IL 60555

Media Contact:	Roy Wiley	630-753-2627
Investor Contact:	Heather Kos	630-753-2406
Web site:	www.nav-international.com

NAVISTAR FINALIZES $1.5 BILLION LOAN AGREEMENT;
ANNOUNCES TENDER OFFER AND CONSENT
SOLICITATION FOR ITS 4.75 PERCENT SUBORDINATED EXCHANGEABLE NOTES

        WARRENVILLE, Ill., February 24, 2006—Navistar International Corporation (NYSE: NAV) announced today that on Wednesday, February 22, it had signed a definitive loan agreement relating to its previously announced three year senior unsecured term loan facility totaling $1.5 billion. Navistar announced on February 9th that it received a commitment from a group of lenders to provide it with an unsecured loan arranged by Credit Suisse, including Banc of America Securities, Citigroup Corporate and Investment Banking and J.P. Morgan Chase Bank. Borrowings under the loan agreement are subject to the satisfaction of customary conditions and will be used to repurchase or refinance the company's outstanding debt securities.

        Navistar also announced today that it has launched a cash tender offer and consent solicitation with respect to its outstanding $220.0 million in aggregate principal amount of 4.75 percent Subordinated Exchangeable Notes due 2009. Specific terms and details of the tender offer and consent solicitation are set forth below.

        On February 21, 2006, Navistar announced that it had launched tender offers and consent solicitations with respect to its $393.0 million in aggregate principal amount of 9 3/8 percent Senior Notes due 2006, $250.0 million in aggregate principal amount of 7 1/2 percent Senior Notes due 2011, $400.0 million in aggregate principal amount of 6 1/4 percent Senior Notes due 2012.

  Terms of Tender Offer and Consent Solicitation

        Under the terms of the tender offer, Navistar is offering to purchase any and all of the outstanding subordinated notes at a purchase price, per each $1,000 principal amount of the Subordinated Exchangeable Notes, equal to $1,000, plus all accrued and unpaid interest through, but not including, the date of purchase.

        The tender offer will expire at midnight, New York City time, on March 23, 2006, unless extended or earlier terminated. Payments of the tender consideration for the subordinated notes validly tendered and not withdrawn on or prior to the expiration date and accepted for purchase will be made promptly after the expiration date.

        In connection with the tender offer, Navistar is soliciting the consents of the holders of the subordinated notes to proposed amendments to the indenture governing the notes. The primary purpose of the solicitation and proposed amendment is to waive any and all defaults and events of defaults existing under the indenture, eliminate substantially all of the material restrictive covenants and certain events of default and related provisions in the indentures and rescind any and all prior notices of default and/or acceleration delivered to the Company pursuant to such indenture. In order to be effective, holders of a majority in aggregate principal amount of the subordinated notes must consent to the proposed amendments.

        Navistar is not offering any separate or additional payment for the consents. Holders of the subordinated notes may not tender their notes without delivering the related consents.

        The consummation of the tender offer is conditioned upon, among other things, receipt of the consent of the holders of a majority in aggregate principal amount of the subordinated notes to the proposed amendments to the indenture governing the notes, Navistar's audit for its fiscal year 2005 not being completed and other customary closing conditions. If any of the conditions are not satisfied, Navistar is not obligated to accept for payment, purchase or pay for, or may delay the acceptance for payment of, any tendered subordinated notes, and may terminate the tender offer. The tender offer is not subject to any financing condition. Full details of the terms and conditions of the tender offer are included in Navistar's Offer to Purchase and Consent Solicitation Statement, dated February 24, 2006.

        Citigroup, Credit Suisse and Banc of America Securities LLC will act as Dealer Managers for the tender offer and consent solicitation for the subordinated notes. Questions regarding the tender offer or consent solicitation may be directed to Citigroup Corporate and Investment Banking at 800-558-3745 (toll-free) or at 212-723-6106 and Credit Suisse at 800-820-1653 (toll-free) or at 212-325-7596.

        Global Bondholder Services Corporation will act as the Information Agent for the tender offer for the subordinated notes. Requests for documents related to the tender offers may be directed to Global Bondholder Services Corporation at 866-924-2200 (toll-free) or at 212-430-3774.

        This announcement shall not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offers are being made only through an Offer to Purchase and related materials. Holders of the subordinated notes should read carefully the Offer to Purchase and related materials because they contain important information. Navistar intends to mail a copy of the applicable Offer to Purchase to each of the holders of the notes. In addition, holders of the notes and investors may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Navistar has filed with the Securities and Exchange Commission ("SEC") relating to the subordinated notes tender offers at the SEC's website at www.sec.gov. These materials contain important information and holders of the notes are urged to read them carefully prior to making any decision with respect to the tender offer.

About Navistar

        Navistar International Corporation (NYSE: NAV) is the parent company of International Truck and Engine Corporation. The company produces International® brand commercial trucks, mid-range diesel engines and IC brand school buses, Workhorse brand chassis for motor homes and step vans, and is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. Navistar is also a provider of truck and diesel engine parts and service sold under the International® brand. A wholly owned subsidiary offers financing services. Additional information is available at: www.nav-international.com.

Forward Looking Statements
Information provided and statements made that are not purely historical are forward-looking. Such forward-looking statements only speak as of the date of this report and we assume no obligation to update the information included in this report, whether as a result of new information, future events or otherwise. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumptions which could have a material adverse effect on the company's liquidity position and financial condition. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many other factors that could cause actual results to differ materially from those in the forward-looking statements. For a further description of these and other factors, see Exhibit 99.1 to our Form 10-K for the fiscal year ended October 31, 2004.

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  Exhibit (a)(5)